Mail Stop 4561

March 26, 2008

Mr. John McAdam
Chief Executive and President
F5 Networks, Inc.
401 Elliot Ave West
Seattle, WA 98119

> **Re:** **F5 Networks, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2007**
> **Filed November 19, 2007**
> **File No. 000-26041**

Dear Mr. McAdam:

We have reviewed your response to our letter dated February 27, 2008 in connection with the above referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 27, 2008.

Form 10-K for the Fiscal Year Ended September 30, 2007

Item 1. Business

Sales and Marketing, page 11

1.   We note your response to prior comment number 1. We note that your risk factors on pages 19 and 21 appear to emphasize that the loss of, or reduction in sales to, one of your two significant distribution partners, or the loss of your current contract manufacturer, could have a materially adverse effect on your business. However, based on your response to comment 1 and our conversation with your General Counsel on March 25, 2008, it appears that the true risk that you wish to convey to your investors is not dependence on any distribution partner or your current contract manufacturer, but the fact that a disruption in your indirect sales channel or in your current manufacturing arrangement could

temporarily materially affect your business. Please consider revising your risk factors in future filings to more clearly convey the risks faced by your investors. Also, please continue to evaluate your relationships with your major distributors to determine whether the company has become substantially dependent upon its relationship with any such distributors.

Item 8. Financial Statements

Notes to Consolidated Financial Statements

Note 3. Business Combinations, page 56

2.   We note your response to prior comment 3. Please note that any reference to an expert, whether as the single basis for the measurement determination, or whether the expert's report is just one of several things that was considered in arriving at the measurement determination, would require the expert to be named and a consent obtained. If your Form 10-K is incorporated by reference into a Securities Act registration statement, please tell us how you plan to resolve this issue.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matthew Crispino, Staff Attorney, at (202) 551-3456 or David Orlic, Special Counsel, at (202) 551-3503. If you need further assistance, you may contact me at (202) 551-3451.

Sincerely,

Mark Kronforst
Accounting Branch Chief